

November 20, 2014

<u>Via E-mail</u>
Jeffry N. Quinn
Chairman of the Board
Quinpario Acquisition Corp. 2
12935 N. Forty Drive, Suite 201
St. Louis, MO 63141

      Re: **Quinpario Acquisition Corp. 2**
             Amendment No. 1 to Registration Statement on Form S-1
             Filed November 5, 2014
             File No. 333-198988

Dear Mr. Quinn:

We have reviewed your amended registration statement and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended registration statement, we may have additional comments.

Capitalization, page 50

1. In the second paragraph of your response to previous comment 6 you indicate that the publicly issued shares do not have a mandatory redemption feature since, if no business combination is completed in the time period in which you are required to do so, you will only be required to redeem the public shares with the proceeds of the offering held in the trust account as part of your liquidation and dissolution. As it appears from your disclosure in the first paragraph on page 65 that redemption of these shares is independent of your liquidation and dissolution, which must be separately approved by your remaining shareholders after the redemption of your publicly issued shares, please tell us why it is not appropriate to classify these shares:
    - As liabilities under ASC 480-10-25-4 as they otherwise appear to meet the definition of a mandatorily redeemable financial instrument in ASC 480-10-20; or

- Entirely in the mezzanine under the guidance in paragraph 3f of ASC 480-10-S99-3A if liability classification is inappropriate. In this regard, it appears that these securities are subject to a deemed liquidation event, not an ordinary liquidation event as described in this guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jim Peklenk at (202) 551-3661 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director